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www.dechert.com

LORI ZEDECK

lori.zedeck@dechert.com

+1 212 649 8763 Direct

+1 212 698 3599 Fax

August 22, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Williamson:

This letter responds to the comments you provided to me and Vince Nguyen of Dechert LLP in a telephonic discussion on June 6, 2018 with respect to your review of Post-Effective Amendment No. 108 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 23, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Access Inflation Protected USD Bond ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1. Please respond to our comments in writing and file it as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide us revised disclosure with your letter. Please allow sufficient time for us to review your response prior to your 485(b) filing.

Response 1. We acknowledge the comments and have addressed them accordingly.

Comment 2. We recently gave comments on a 485(a) filing filed by the Registrant in April. Many of those comments, including comments on the fee table and comments requesting the index methodology and model portfolio, apply here as well. For brevity, we have not repeated our comments. Please consider whether prior comments apply to current disclosures and revise as appropriate.

Mr. Jay Williamson August 22, 2018 Page 2

Response 2. The Registrant has revised the disclosure accordingly, as applicable. The Registrant also previously filed a correspondence filing dated July 25, 2018 containing the draft index methodology white paper for the FTSE Goldman Sachs Treasury Inflation Protected USD Bond Index (the “Index”), as well as a model portfolio.

Prospectus

Comment 3. We note the objective of the Fund is to track the Index. We are concerned about the potential for investor confusion between the Fund and a fund operating as a money market fund under Rule 2a-7. Please confirm the Fund will not hold itself out as a money market fund or money market fund alternative in investor-facing documents or communications. See Rule 2a-7(b)(1). In addition, in appropriate locations, please disclose the distinguishing features of the underlying index and portfolio that are inconsistent with the Fund being a money market fund. Please also include a specific disclaimer that the Fund is not a money market fund in a prominent location in your prospectus.

Response 3. The Fund hereby confirms that it will not hold itself out as a money market fund or money market fund alternative in investor-facing documents or communications. In addition, the Fund has included the following disclaimer under the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections:

THE FUND IS NOT A MONEY MARKET FUND AND DOES NOT

ATTEMPT TO MAINTAIN A STABLE NET ASSET VALUE.

Furthermore, since the Fund does not hold itself out as a money market fund in investor-facing documents or communications (and discloses that the Fund is not a money market fund), we respectfully believe that no additional disclosure is necessary to distinguish features of the Index and the Fund’s portfolio that are inconsistent with the Fund being a money market fund.

Comment 4. Please confirm there are no Acquired Fund Fees and Expenses required to be disclosed in the fee table.

Response 4. The Fund hereby confirms that it is not expected to incur any fees and expenses as a result of investment in shares of one or more Acquired Funds (as defined in Instruction 3(f) to Item 3 of Form N-1A) that exceed one basis point of average net assets of the Fund. Accordingly, the Fund confirms that “Acquired Fund Fees and Expenses” should not be included as a separate line item in the “Annual Fund Operating Expenses” table.

Mr. Jay Williamson August 22, 2018 Page 3

Comment 5. As the Fund’s name implicates the “Names Rule,” please confirm the Fund’s existing 80% policy will simultaneously meet the requirements of Rule 35d-1, under the Investment Company Act of 1940, as amended (the “1940 Act”). Please ensure your Item 9 disclosure is revised accordingly.

Response 5. As disclosed in the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, “[t]he Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index.” The Registrant confirms that the Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., inflation-protected securities denominated in U.S. dollars). Therefore, because the Fund has a policy to invest at least 80% of its assets in the securities included in the Index, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1. The Registrant confirms that it intends to monitor on a daily basis to confirm that at least 80% of the Fund’s portfolio is invested in component securities of the Index. The Registrant further discloses that shareholders will be provided with sixty days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its assets in securities included in its underlying index, as required by Rule 35d-1.

Comment 6. Under the “Summary-Principal Investment Strategies” section, revise the disclosure to briefly explain the screening criteria used by the Index. Please disclose additional details under Item 9.

Response 6. The disclosure has been revised accordingly to include additional details and is included in the attached Exhibit A.

Comment 7. Under the “Summary-Principal Investment Strategies” section, please include weighted average duration metrics in addition to weighted average maturity. Supplementally explain what these numbers are in the response letter.

Response 7. The disclosure has been revised accordingly to include weighted average duration in addition to weighted average maturity and is included in the attached Exhibit A. As of June 30, 2018, the Index had a weighted average duration of 7.8 years.

Comment 8. Under the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, we note your statement that the Index rebalances monthly to account for changes in maturity, new issues and duration. Please clarify how the rebalancing accounts for changes. For example, does the Index rebalance exclude securities with less than one year to maturity?

Mr. Jay Williamson August 22, 2018 Page 4

Response 8. The disclosure has been revised accordingly to include additional details and is included in the attached Exhibit A.

Comment 9. Under the “Summary–Principal Risks of the Fund-U.S. Treasury Securities Risk” section, you disclose changes in the credit rating or financial conditions of the U.S. government may cause the value of the U.S. Treasury Securities to decline. If material, please expand on this risk disclosure to address the risks associated with the U.S. government appropriation and budgeting process and impacts that may have on the value of your portfolio securities.

Response 9. The Registrant respectfully believes that the disclosure sufficiently discloses the risks of U.S. Treasury Securities.

Comment 10. We note the Fund may engage in securities lending up to one-third of its total assets. Please ensure your risk factor disclosure reflects the risks associated with this activity.

Response 10. The Fund hereby confirms that it will not engage in securities lending upon its launch and has revised the disclosure accordingly.

Comment 11. Under the “Risks of the Fund–Treasury Inflation Protected Securities Risk” section, please clarify the meaning of your statement that “[a]lthough the principal value of TIPS declines in periods of deflation, holders at maturity receive no less than the par value of the bond” to make its meaning more accessible to retail investors.

Response 11. The disclosure has been revised accordingly and is included in the attached Exhibit A.

Comment 12. Under the “Shareholder Guide–Creations and Redemptions” section, we note the statement that the Trust “reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.” Please confirm the circumstances under which you believe we permit early cutoff time.

Mr. Jay Williamson August 22, 2018 Page 5

Response 12. The exemptive order on which the Registrant relies to operate index-based exchange-traded funds (Goldman Sachs ETF Trust, et al., Rel. No. IC-31465 (Feb. 23, 2015)) (the “Order”) provides that custom orders to purchase or redeem Creation Units must be received by the Distributor no later than 3:00 pm ET on a business day, or such other time as may be designated by the Fund and disclosed to the Authorized Participants, in order for creation or redemption of Creation Units to be effected based on the NAV of the Fund as determined on such business day. Accordingly, the Registrant believes that its disclosure is consistent with the Order.

Comment 13. Under the “Index Provider” section, briefly explain to us why the Index name refers to Goldman Sachs in addition to FTSE. In your response, please also tell us whether the Index is licensed exclusively to Goldman Sachs affiliated entities and whether affiliated entities receive any fees in connection with the Index.

Response 13. The Index was created and is owned and calculated by FTSE Fixed Income LLC (“FTSE Index”), an unaffiliated third-party index provider. The Index was developed by FTSE Index using concepts developed with GSAM; although GSAM supplied information about certain concepts in connection with the initial development of the Index, GSAM has no ownership interest in the Index, is not involved in the calculation or maintenance of the Index, and has no control over the Index. The trademark “Goldman Sachs” is being used by FTSE Index in the name of the Index pursuant to a limited trademark license GSAM has provided to FTSE Index at no cost, and GSAM will pay FTSE Index license fees for the use of the Index by GSAM and the Fund. The Registrant hereby confirms that GSAM and other Goldman Sachs affiliated entities do not receive any fees in connection with the licensing of the trademark “Goldman Sachs” to FTSE Index for use in the name of the Index.

The Registrant notes that the Order permits the operation of Self-Indexing Funds, but does not intend to treat the Fund as a Self-Indexing Fund for purposes of the Order. Under the Order, the “Index Provider” for an underlying index is “the entity that compiles, creates, sponsors or maintains” the index. For reasons stated above, the Registrant does not believe that GSAM is an “Index Provider” for the Index for purposes of the Order, and therefore does not intend to treat the Fund as a Self-Indexing Fund.

Comment 14. With respect to Appendix A, please note our continuing objection to this approach.

Response 14. The Registrant respectfully acknowledges the Staff’s comment and submits that Appendix A is intended to provide prospective investors with more information about the principal and non-principal investment strategies and risks of the Fund. Moreover, the Registrant believes that the Prospectus clearly identifies (and differentiates) the principal and non-principal investment strategies and risks of the Fund.

Mr. Jay Williamson August 22, 2018 Page 6

Comment 15. Under the “Appendix A-Additional Information on Portfolio Risks, Securities and Techniques-U.S. Treasury Securities and U.S. Government Securities” section, please consider further qualifying statements that “U.S. Government Securities have historically involved little risk of loss of principal if held to maturity.”

Response 15. The Registrant has revised the disclosure to reflect that U.S. Treasury Securities have historically involved little risk of loss of principal if held to maturity.

SAI

Comment 16. Under Fundamental Investment Restrictions, please revise your concentration policy to reference industries or group of industries.

Response 16. The Fund does not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is defined in neither the 1940 Act nor in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

*         *         *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 649-8763 if you wish to discuss this correspondence further.

Sincerely,

/s/ Lori Zedeck
Lori Zedeck

cc:	Joseph McClain, Goldman Sachs & Co. LLC

Mr. Jay Williamson August 22, 2018 Page 7

Exhibit A

Responses 6-8

Summary – Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index.

The Index is designed to track the performance of inflation-protected, fixed rate U.S. Treasury Securities denominated in U.S. dollars (“USD”) that meet certain screening criteria. “U.S. Treasury Securities” refer to securities issued or guaranteed by the U.S. Treasury where the payment of principal and interest is backed by the full faith and credit of the U.S. government. U.S. Treasury Securities include U.S. Treasury notes and U.S. Treasury bills.

As of June 30, 2018, there were 36 issues in the Index and the Index had a weighted average maturity of 8.3 years and a weighted average duration of 7.8 years.

The Index is a custom index that is owned and calculated by FTSE Fixed Income LLC (“FTSE”), a trading name of the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group” or the “Index Provider”). The Index is based on the U.S. sleeve of the FTSE World Inflation-Linked Securities Index (the “Reference Index”) using concepts developed with GSAM.

Given the Fund’s investment objective of attempting to track the Index, the Fund does not follow traditional methods of active investment management, which may involve buying and selling securities based upon analysis of economic and market factors.

The Index Provider constructs the Index in accordance with a rules-based methodology that involves two steps.

Step 1

In the first step, the Index Provider defines a universe of potential index constituents (the “Universe”) by applying specified criteria to the constituents of the Reference Index. The Reference Index includes fixed-rate, sovereign bonds denominated in USD that are linked to an inflation index. Only constituents of the Reference Index that are U.S. Treasury Inflation-Protected Securities (“TIPS”), have a minimum of 1 year to maturity and a minimum issue size of $5 billion outstanding (before taking into account the Federal Reserve System Open Market Account (“SOMA”) holdings) are included in the Universe.

Mr. Jay Williamson August 22, 2018 Page 8

Step 2

In the second step, the Index Provider screens the Universe to exclude securities that are unseasoned. The Index excludes “on-the-run” bonds, or the newest issues for each security term. The Index is constructed by weighting each constituent to match the weighted average real yield duration of the Universe.

The Index is rebalanced monthly on the last business day of the month to account for changes in maturities (i.e., removing securities with less than 1 year to maturity), new issues and duration to closely match the weighted average real yield duration of the Universe.

The Investment Adviser uses a representative sampling strategy to manage the Fund. “Representative sampling” is an indexing strategy in which the Fund invests in a representative sample of constituent securities that has a collective investment profile similar to that of the Index. The securities selected for investment by the Fund are expected to have, in the aggregate, investment characteristics, fundamental characteristics and liquidity measures similar to those of the Index. The Fund may or may not hold all of the securities in the Index.

Investment Management Approach - Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index. Shareholders will be provided with sixty days’ notice in the manner prescribed by the Securities and Exchange Commission (“SEC”) before any change in the Fund’s policy to invest at least 80% of its assets in securities included in its underlying index.

The Fund seeks to provide investment results that closely correspond, before fees and expense, to the performance of the FTSE Goldman Sachs Treasury Inflation Protected USD Bond Index, a rules-based index that is designed to measure the performance of inflation-protected, fixed rate U.S. Treasury Securities denominated in USD that meet certain screening criteria. “U.S. Treasury Securities” refer to securities issued or guaranteed by the U.S. Treasury where the payment of principal and interest is backed by the full faith and credit of the U.S. government. U.S. Treasury Securities include U.S. Treasury notes and U.S. Treasury bills.

As of June 30, 2018, there were 36 issues in the Index and the Index had a weighted average maturity of 8.3 years and a weighted average duration of 7.8 years.

The Index is a custom index that is owned and calculated by FTSE, a trading name of the LSE Group. The Index is based on the U.S. sleeve of the Reference Index using concepts developed with GSAM.

Mr. Jay Williamson August 22, 2018 Page 9

Given the Fund’s investment objective of attempting to track the Index, the Fund does not follow traditional methods of active investment management, which may involve buying and selling securities based upon analysis of economic and market factors.

The Index Provider constructs the Index in accordance with a rules-based methodology that involves two steps.

Step 1

In the first step, the Index Provider defines a universe of potential index constituents (the “Universe”) by applying specified criteria to the constituents of the Reference Index. The Reference Index includes fixed-rate, sovereign bonds denominated in USD that are linked to an inflation index. Only constituents of the Reference Index that are TIPS, have a minimum of 1 year to maturity and a minimum issue size of $5 billion outstanding (before taking into account the SOMA holdings) are included in the Universe.

Step 2

In the second step, the Index Provider screens the Universe to exclude securities that are unseasoned. The Index excludes “on-the-run” bonds, or the newest issues for each security term. The Index is constructed by weighting each constituent to match the weighted average real yield duration of the Universe.

The Index is rebalanced monthly on the last business day of the month to account for changes in maturities (i.e., removing securities with less than 1 year to maturity), new issues and duration to closely match the weighted average real yield duration of the Universe.

The Investment Adviser uses a representative sampling strategy to manage the Fund. “Representative sampling” is an indexing strategy in which the Fund invests in a representative sample of constituent securities that has a collective investment profile similar to that of the Index. The securities selected for investment by the Fund are expected to have, in the aggregate, investment characteristics, fundamental characteristics and liquidity measures similar to those of the Index. The Fund may or may not hold all of the securities in the Index.

“Duration” is a measure of a debt security’s price sensitivity to changes in interest rates. The longer the duration of the Fund (or an individual debt security), the more sensitive its market price to changes in interest rates. “Maturity” is a measure of the time until a debt security’s final payment is due.

Mr. Jay Williamson August 22, 2018 Page 10

The Fund may also invest up to 20% of its assets in securities and other instruments not included in the Index but which the Investment Adviser believes are correlated to the Index, as well as in, among other instruments, futures (including index futures), swaps, other derivatives, investment companies (including exchange-traded funds (“ETFs”), cash and cash equivalents and money market instruments, consistent with the Fund’s overall investment objective of seeking to provide investment results that closely correspond, before fees and expenses, to the performance of the Index.

The Fund may concentrate its investments (i.e., hold more than 25% of its total assets) in a particular industry or group of industries to the extent that the Index is concentrated. The U.S. government, state and municipal governments and their agencies, authorities and instrumentalities are not deemed to be industries for this purpose.

Response 11

Treasury Inflation Protected Securities Risk—The value of TIPS generally fluctuates in response to inflationary concerns. As inflationary expectations increase, TIPS will become more attractive, because they protect future interest payments against inflation. Conversely, as inflationary concerns decrease, TIPS will become less attractive and less valuable. However, repayment of the face value upon maturity is guaranteed by the U.S. government, even during periods of deflation that cause the principal value of TIPS to decline. Nevertheless, if the Fund purchases TIPS in the secondary market, where principal values have been adjusted upward due to inflation since issuance, the Fund may experience a loss if there is a subsequent period of deflation. If inflation is lower than expected during the period the Fund holds a TIPS, the Fund may earn less on the security than on a conventional bond. Although TIPS with different maturities may be issued in the future, the U.S. Treasury currently issues TIPS in five-year, ten-year and twenty-year maturities.